UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

A. Schulman, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

808194104
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 24, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

This Amendment No. 10 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2005, as amended by that certain Amendment No. 1 filed on July 1, 2005, that certain Amendment No. 2 filed on August 3, 2005, that certain Amendment No. 3 filed on August 25, 2005, that certain Amendment No. 4 filed on September 8, 2005, that certain Amendment No. 5 filed on September 13, 2005, that certain Amendment No. 6 filed on September 28, 2005, that certain Amendment No. 7 filed on October 11, 2005, that certain Amendment No. 8 filed on October 25, 2006 and that certain Amendment No. 9 filed on May 30, 2006 (together, the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $1.00 per share (the “Common Stock”), of A. Schulman, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3550 West Market Street, Akron, Ohio 44333.

Item 3. Source and Amount of Funds or Other Consideration.

Disclosure concerning the transactions effected by each of D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC on Schedule IV to Amendment No. 9 is hereby amended and restated on Schedule IV attached hereto to correct the price per share of Common Stock that was sold by each of the aforementioned entities.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 1, 2006

                                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general
partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title:   President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

STARBOARD VALUE & OPPORTUNITY FUND, LLC By: Admiral Advisors, LLC, its managing member PARCHE, LLC By: Admiral Advisors, LLC, its managing member	ADMIRAL ADVISORS, LLC By: Ramius Capital Group, L.L.C., its sole member RAMIUS CAPITAL GROUP, L.L.C. By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.
By: /s/ Jeffrey M. Solomon Name: Jeffrey M. Solomon Title: Authorized Signatory
JEFFREY M. SOLOMON /s/ Jeffrey M. Solomon Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

RJG CAPITAL PARTNERS, L.P.

By:	RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title:   Managing Member

    RJG CAPITAL MANAGEMENT, LLC

    By: /s/ Ronald J. Gross
    Name: Ronald J. Gross
    Title:   Managing Member

    /s/ Ronald J. Gross
    Ronald J. Gross

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.

By: D.B. ZWIRN PARTNERS, LLC,
its general partner

BY: ZWIRN HOLDINGS, LLC,
its managing member

                                    By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND (TE), L.P.

By: D.B. ZWIRN PARTNERS, LLC,
its general partner

BY: ZWIRN HOLDINGS, LLC,
its managing member

By:/s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.

By: D.B. Zwirn & Co., L.P., its manager

By: DBZ GP, LLC, its general partner

By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

HCM/Z SPECIAL OPPORTUNITIES LLC

By: D.B. Zwirn & Co., L.P., its manager

By: DBZ GP, LLC, its general partner

By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

D.B. ZWIRN & CO., L.P.

By: DBZ GP, LLC, its general partner

By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

DBZ GP, LLC

By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

ZWIRN HOLDINGS, LLC

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

/s/ Daniel B. Zwirn
Daniel B. Zwirn

SCHEDULE IV

Shares sold by D.B. Zwirn Special Opportunities Fund (TE), L.P.

Date	Number of Shares	Price Per Share	Cost(*)

3/14/2006	(1,465)	$24.24945	$(35,525.44)
3/15/2006	(1,240)	$24.17706	$(29,979.55)
3/16/2006	(1,801)	$24.17058	$(43,531.21)
3/17/2006	(3,647)	$24.00310	$(87,539.31)
3/20/2006	(2,316)	$24.09200	$(55,797.07)
3/22/2006	(2,377)	$23.62878	$(56,165.61)
3/23/2006	(3,160)	$23.81577	$(75,257.83)
3/27/2006	(1,621)	$24.00000	$(38,904.00)
3/28/2006	(577)	$24.00000	$(13,848.00)

Shares sold by D.B. Zwirn Special Opportunities Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost(*)

3/14/2006	(8,780)	$24.24945	$(212,910.17)
3/15/2006	(7,434)	$24.17706	$(179,732.26)
3/16/2006	(10,796)	$24.17058	$(260,945.58)
3/17/2006	(21,877)	$24.00310	$(525,115.82)
3/20/2006	(13,882)	$24.09200	$(334,445.14)
3/22/2006	(14,256)	$23.62878	$(336,851.89)
3/23/2006	(18,958)	$23.81577	$(451,499.37)
3/24/2006	(11,458)	$24.00000	$(274,992.00)
3/27/2006	(8,225)	$24.00000	$(197,400.00)
3/28/2006	(2,923)	$24.00000	$(70,152.00)

Shares sold by HCM/Z Special Opportunities LLC

Date	Number of Shares	Price Per Share	Cost(*)

3/20/2006	(6,489)	$24.09200	$(156,332.99)
3/22/2006	(6,664)	$23.62878	$(157,462.19)
3/23/2006	(8,862)	$23.81577	$(211,055.35)
3/24/2006	(5,356)	$24.00000	$(128,544.00)

--------------------------------
(*) Excludes commissions and other execution-related costs.